EXHIBIT 21

Darling International Inc.

List of Significant Subsidiaries of the Registrant

           The following are the significant subsidiaries of Darling International Inc. and the states in which they are organized.

Name	Where Organized

Griffin Industries, Inc.	Kentucky
Craig Protein Division, Inc.	Georgia
Darling National LLC	Delaware
Darling Green Energy LLC	Delaware